Mail Stop 4561

March 24, 2006

Jason Ma
Chief Executive Officer
Titanium Group Limited
4/F, BOCG Insurance Tower
134-136 Des Voeux Road Central
Hong Kong

      Re: **Titanium Group Limited**
                 Registration Statement on Form S-1
                 Amendment Filed March 8, 2006
                 File No. 333-128302

Dear Mr. Ma:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

1. We note your response to our prior comment 2 of our letter dated February 13, 2006 and we reissue the comment in part. Your disclosure continues to reference product performance without providing quantitative or qualitative context that is essential to evaluate the statements. Refer to your use of the terms "false acceptance rates" and "verification rates." Please revise to provide quantitative and qualitative data that will provide readers with a context for the evaluation of these statements concerning your product performance.

2. We reissue our prior comment 3 of our letter dated February 13, 2006. Where a change from one period to the next is the result of two or more factors or events, please state the amount, in addition to the percentage, of the changes that was attributable to each separate factor or event. Refer to your discussion of SG&A expenses in 2004.

3. We note your response to prior comment 6 of our letter dated February 13, 2006 and reference to fixed overhead in the company's discussion of liquidity. Clarify in your disclosures the types of expenditures the company considers fixed overhead to provide investors a basis for evaluating your disclosures.

4. We note disclosure referencing an "improved pricing structure for our products in 2004 as compared to 2003." Describe how your pricing structure changed from one period to the next and more specifically explain how the change in pricing structure affected operations and revenues. Please provide quantitative data that provides context to your statement regarding an "improved pricing structure." Indicate in quantitative terms the extent to which the increased revenues were attributable to increases in prices as opposed to increases in volumes of products sold or services rendered. Refer to our prior comment 4 of our letter dated February 13, 2006.

5. On page 15 you reference bank overdrafts as an event that materially impacted your liquidity position. Please expand to describe the circumstances that resulted in the bank overdraft and the legal and contractual context in which capital resources may be generated and applied through bank overdrafts. What are the company's policies concerning the use of this mechanism for the generation of capital? Describe any material risks to the company that are associated with the use of bank overdrafts.

6. We note your revisions in response to our prior comment 7 of our letter dated February 13, 2006 and we reissue our comment as it pertains to your disclosure regarding the eight customers that accounted for approximately 75% of your revenues in 2004. Currently, you identify two major customers that accounted for 32.8% of your 2004 revenues, which suggests that customers that represented 42.2% of those revenues remain undisclosed. Did any of the remaining customers account for 10% of more of your revenue in 2004? If so, those that account for 10% of more of your consolidated revenues, must be identified pursuant to Item 101(c) of Regulation S-K.

Certain Relationships and Related Transactions, page 34

7. Revise the first sentence to eliminate the phase "Or to the best of our information and belief". The text of this section should provide all information required by Item 404 of Regulation S-K, without a knowledge qualifier.

8. Do you maintain a distributor agreement with related party, Ericorps? If so, the agreement would need to be filed pursuant to Item 601 of Regulation S-B.

9. Refer to our prior comment 11 of our letter dated February 13, 2006. Please state clearly whether Titanium Group believes the terms of the related party

transactions are no less favorable than the terms of its transactions with non-affiliates.

10. In quantitative terms, describe the nature of the ownership interests of each of Messrs. Ng, Cheung and Tang in Golden Mass Technologies Limited. Please discuss the nature of the "company secretary fee" that the Titanium Group funded for the related entity.

11. We note your response to our prior comment 12 of our letter dated February 13, 2006 and we reissue a part of the comment. The loans from Johnny Ng and Billy Tang should be discussed on an individualized basis rather than in the aggregate. Disclosure regarding the "shareholders loans" should be similarly revised.

Unaudited Interim Consolidated Financial Statements – Nine Months Ended September 30, 2005 and 2004

Prior Comment 14

12. We note your response to our prior comment 14 of our letter dated February 13, 2006 and revised financial statement note no. 6 in which you disclose that amounts due from directors relate to petty cash advances. Your revised disclosure is inconsistent with your prior disclosure in which you indicate that cash payments to directors are advances that will be transferred to the Group's subsidiary. Tell us the true nature of the advances to directors and the business purpose for advancing amounts to Directors. Further, it appears the amounts due from director as of December 31, 2004 were approximately U.S $125,000. Confirm, as disclosed in your notes, that the Company advanced U.S. $125,000 to directors from petty cash, or revise your disclosure as necessary.

Financial Statements – Years Ended December 31, 2005, 2004 and 2003

Prior Comment 42 - REPORT OF INDEPNDENT REGISTERED PUBLIC ACCOUNTING FIRM, page F-1

Prior Comment 15

13. We understand from your response that Zhong Yi is involved in the credentialing process with the Office of the Chief Accountant. Please advise us when Zhong Yi has completed this process. As noted in our prior comment no. 15 of our letter dated February 13, 2006, we may be unable to complete our review and accept the report of Zhong Yi until the firm has completed the credentialing process.

Prior Comment 18 - Revenue Recognition, page F-11

14. We note your response to our prior comment 18 of our letter dated February 13, 2006. Please clarify the following as it relates to your products that do not require significant modification or customization of the Company's software:

- Explain the nature of professional services provided in your multiple element arrangements and how you have established VSOE for these services;
- Explain the nature of maintenance services provided in multiple element arrangements, if different than maintenance services described in item no. 3 of your revenue recognition policy disclosed in the audited financial statements;
- Explain how you have established VSOE for maintenance services, the term of the arrangements, whether they are provided in the first year of an arrangement and if so, how the services are different from PCS provided free of charge in the first twelve months of an arrangement;
- Considering you confirmed that SFAS 13 is not applicable to hardware, design, implementation and training, as previously disclosed, tell us what literature you are applying as it relates to recognizing revenue for these elements and whether software is essential to the functionality of these elements. Address your consideration of EITF 03-5 in your response;
- If any elements in your multiple element arrangements are not within the scope of SOP 97-2, tell us how you determined the units of account pursuant to EITF 00-21 for each element that is a 97-2 deliverable and a non-97-2 deliverable. Specifically address your consideration of paragraphs 4 and 9 of EITF 00-21;
- Tell us the timing of delivery of each element in your multiple element arrangements e.g. hardware day 1, software day 2, implementation between day 30 and day 60 etc. and when you recognize revenue for these elements.

15. You confirm in response to our prior comment 18 of our letter dated February 13, 2006 that the Company does not provide any unspecified upgrade or other products and services to its customers in the second year, unless the customer has a definite maintenance contract with the Company.   As requested in our comment, confirm, if true, that the Company has not, or would not, provide unspecified upgrades or other products and services to customers that are in the first twelve months of their contract (*i.e.*, within the free PCS period). Also, as requested in our prior comment, address your consideration of paragraph 56 of SOP 97-2.

16. In response to our prior comment 18 of our letter dated February, 18, 2006, you indicate when software is sold without customization, design and implementation services, that if VSOE exists for maintenance, software revenue is recognized upon installation and receipt of written acceptance. Tell us, as requested in our prior comment, how you establish and whether you have established VSOE for maintenance services when software is sold on a stand alone basis.

Prior Comment 20 - Research and Development Costs, page F-13 through F-15

17. We note from your response to our prior comment 20 of our letter dated February 13, 2006, that ProAccess FaceOK, ProAcess FaceGuard, ProFacer iDVR, ProFacer Watchguard and ProAccess FaceAttend reached technological feasibility, as defined in SFAS 86, prior to 2004. We also note from disclosures within your 2005, 2004 and 2003 financial statements that software development costs incurred and capitalized were approximately $HK 4.9 million (2005 - $HK1.7 million, 2004 - $HK2.0 million, 2003 - $HK 1.2 million). Further, we note that in 2003 and 2002 the Company reported $HK694,918 and $HK662,500 of research and development expenses for a total of approximately $HK1.5 million. Explain why the software development costs capitalized exceed the cost to develop that software prior to technological feasibility by approximately $HK3.4 million. If the capitalized software costs include coding and testing performed subsequent to the establishment of technological feasibility, tell us how you distinguish these costs from similar costs incurred when establishing technological feasibility. In this respect, tell us how you determine that the only costs that you capitalize include production costs pursuant to paragraph 5 of SFAS 86, which include coding and testing performed subsequent to establishing technological feasibility.

Prior Comment

18. We note your response to our comment 21 of our letter dated February 13, 2006 and that the auditor's opinion date has been updated to include the 2005 financial statements. Considering the 2004 and 2003 financial statements have been restated (note 3) tell us why the auditor's opinion does not refer to the restatement pursuant to AU 508, or have the auditor's revise their opinion to refer to the restatement.

Prior Comment 22 - Grant and Subsidy Income, page F-14

19. We note your response to prior comment 22 of our letter dated February 13, 2006 and revised disclosures in financial statement notes no.'s 2 and 3. Revise to disclose in note 3 (restatement) the impact of corrections on net income and earnings per share pursuant to APB 20. In addition, tell us and revise to disclose the change in amortization expense and any other expenses impacted by these corrections.

Prior Comment 24 - Note 13 Income Taxes, page F-24

20. We note your response to our prior comment 24 of our letter dated February 13, 2006 and revised disclosures in financial statement note no. 13. Confirm that the losses in PRC, which you disclose on page F-24 (2005 - HK$ 287,600, 2004 - HK$382,128 and 2003 - $HK497,323), cannot be carried forward to offset future income in the PRC or other tax jurisdictions. If the PRC losses are allowed to be carried forward tell us why you have not disclosed these carry forwards, the deferred tax asset related to these losses and related valuation allowance, if a valuation allowance is necessary. We refer you to SFAS 109.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Ferraro at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Fay M. Matsukage (by facsimile)
        303-777-3823